September 24, 2007

Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	The Stephan Co.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2007
Filed Apri1 18, 2007 and August 13, 2007
File No. 1-4436

Dear Mr. Thompson:

Thank you for your letter of September 11, 2007 to Mr. Frank F. Ferola, Chief Executive Officer of The Stephan Co. We appreciate your review of and comments on our filings.

We will comply with your recommendations to the extent practicable and in doing so improve our reporting to the public.

We have responded below to your points; if you have further questions after reviewing our responses we will gladly accommodate them.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 20

Liquidity and Capital Resources, page 23

1.	In future filings we will discuss the primary drivers of and variability in cash flows.

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-10

2.
In future filings we will disclose the types of expenses included in cost of goods sold and those included in selling, general and administrative expenses, specifically addressing the items you have enumerated in your letter.

Revenue Recognition, page F-12

3.	In future filings we will disclose when revenues are recognized. We recognize revenues upon shipment and believe we are in compliance with FASB Concept 5.

Note 8. Income Taxes, page F-19

4.	We have attached a revised effective rate reconciliation for fiscal year 2006 as requested.

Note 9. Segment Information, page F-20

5.
The measure of segment profit and loss that is reported to the chief operating decision maker is operating profit. We will make our footnote wording and our segment table information consistent in future filings.

Please note our comment in # 7 below.

Note 11. Capital Stock and Stock Options, page F-23

6.	In future filings we will disclose as per SFAS 123R, paragraphs A240.c. and A240.d.

Form 10-QSB for Fiscal Quarter Ended June 30, 2007

7.	We will incorporate your comments as applicable in our future quarterly filings.

With respect to segment information, as we discussed in our Form 10-QSB for the Quarter Ended June 30, 2007, we are re-evaluating the manner in which we allocate costs to our product segments to better reflect their profit or loss. We intend to report segment profit or loss in our annual report on Form 10-KSB for the year ending December 31, 2007. We will revise our segment profitability in future quarterly filings beginning with the Quarter ending March 31, 2008.

We understand that we are responsible for the adequacy and accuracy of the disclosure in our filings. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert C. Spindler
Chief Financial Officer

cc: Frank F. Ferola

The Stephan Co.

NOTE 8: INCOME TAXES (revised rate reconciliation section)

The provision for Federal and state income taxes differs from the statutory tax expense (computed by applying the U.S. Federal corporate tax rate to income before taxes) as follows:

	2006	2005	2004

Expected Federal Tax Rate	-34.0%	-34.0%	-34.0%
State income taxes, net of federal tax benefit	-0.4%	-3.5%	0.8%
Goodwill impairment, net of deferred tax benefit	18.6%	0.0%	30.8%
Excess of Tax Amortization over Book	-9.0%	1.3%	0.2%
Deferred Tax Benefit	-37.6%
Valuation Allowance	21.6%
Compensation limitations	0.0%	0.0%	8.1%
Privatization transaction costs	0.0%	0.0%	2.7%
NOL Carry forward Addition	2.9%	0.0%	0.0%
Other	0.7%	6.9%	-1.6%

Total income tax benefit	-37.2%	-29.3%	7.0%